ADIRA ENERGY ANNOUNCES RESULTS OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

TORONTO, April 15, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) announced today that at its annual and special meeting of shareholders held on April 14, 2011 (the “Meeting”), Mr. Sheldon Inwentash was elected to Adira’s Board of Directors.

“We are pleased to welcome Mr. Inwentash, to Adira’s board,” stated Dennis Bennie, Adira's Chairman. “This is a most significant addition to our board. We believe Mr. Inwentash’s wealth of experience and expertise will be most beneficial to the future growth and development of Adira.”

About Mr. Sheldon Inwentash.

Sheldon Inwentash is Chairman and CEO of Pinetree Capital Ltd. and responsible for creating the overall strategic vision and setting the direction for Pinetree. Under his leadership, Pinetree has become a diversified strategic investment, financial advisory and merchant banking firm. Sheldon brings more than 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies. In addition to his role at Pinetree, Sheldon is the Chairman and CEO of Mega Uranium and the Chairman and CEO of Brownstone Energy, an energy-focused investment company with direct interests in oil and gas properties in Israel and around the world. Sheldon obtained his B. Comm. from the University of Toronto and is a Chartered Accountant.

Mr. Inwentash joins the five returning directors: Dennis Bennie (Chair), Alan Friedman (Executive Vice President), Yael Reznik-Cramer (Interim CEO), Eli Barkat and Colin Kinley (President and Chief Operating Officer).

At the meeting Adira’s shareholders also appointed Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global, as the auditors of Adira and approved an amended stock option plan for Adira, all as more particularly disclosed in Adira’s management information circular dated March 15, 2011.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore in the Hula Valley of Northern Israel and, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company has an agreement to farm in to 70% the Notera license adjacent to the Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455